Exhibit 99.2

October 5, 2022

To:	British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission, New Brunswick Nova Scotia Securities Commission

Office of the Superintendent of Securities, Newfoundland and Labrador Office of the Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:	Sangoma Technologies Corporation (“the Company”)

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated September 30, 2022 (“the Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice, pertaining to our firm.

Yours truly,

Chartered Professional Accountants

Licensed Public Accountants